UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Ivanhoe Electric Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

46578C108

(CUSIP Number)

Avner Bengera

Baker Botts L.L.P.

30 Rockefeller Plaza

New York, New York 10112

(212) 408-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 23, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 46578C108
1.	Names of Reporting Person Saudi Arabian Mining Company (Ma’aden)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Kingdom of Saudi Arabia

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 10,269,604*
	8.	Shared Voting Power N/A
	9.	Sole Dispositive Power 10,269,604*
	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by the Reporting Person 10,269,604*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.7%*
14.	Type of Reporting Person (See Instructions) CO

* Percentage is based on 117,524,115 outstanding Shares (as defined below), as set forth in the representations and warranties made by the Issuer for the benefit of the Reporting Person in the Top-Up Subscription Agreement (as defined below) (the outstanding Shares based on the foregoing, the “Outstanding Shares”). Following and conditional upon the Reporting Person’s acquisition of 1,513,650 Shares as described in Item 4 below, the Reporting Person will own 11,783,254 Shares, representing approximately 9.9% of the sum of the Outstanding Shares plus 1,513,650 Shares.

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The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D originally filed on July 17, 2023 (the “Schedule 13D”), as amended by Amendment No. 1 filed on October 16, 2023 (the Schedule 13D as so amended, the “Amended Schedule 13D”) with the Securities and Exchange Commission by Saudi Arabian Mining Company (Ma’aden) (the “Reporting Person”) with respect to shares of common stock, par value $0.0001 per share (the “Shares”), of Ivanhoe Electric Inc., a Delaware corporation (the “Issuer”). This Amendment No. 2 amends the Amended Schedule 13D as specifically set forth herein. Other than as set forth below, the Amended Schedule 13D is unmodified. Capitalized terms not defined herein have the meanings given to such terms in the Amended Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Amended Schedule 13D is hereby amended to add the following:

On October 23, 2023, the Reporting Person and the Issuer entered into a Top-Up Subscription Agreement (the “Top-up Subscription Agreement”), pursuant to which, subject to the satisfaction of the conditions set forth therein, the Issuer shall issue and sell to the Reporting Person, and the Reporting Person shall purchase from the Issuer, 1,513,650 Shares at a price of $13.50 per Share. Pursuant to the Top-Up Subscription Agreement, the closing of the sale and purchase contemplated by the Top-Up Subscription Agreement shall occur on October 31, 2023, subject to the satisfaction of the conditions set forth therein.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreement, which is incorporated herein by reference to Exhibit 2 to this Amendment No. 2.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 4 of this Amendment No. 2 is incorporated by reference.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Amended Schedule 13D is hereby amended to add the following:

Exhibit 2	Top-Up Subscription Agreement, dated as of October 23, 2023, between Ivanhoe Electric Inc. and Saudi Arabian Mining Company (Ma’aden).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 23, 2023

SAUDI ARABIAN MINING COMPANY (MA’ADEN)

By:	/s/ Louis Irvine
	Name:	Louis Irvine
	Title:	Executive Vice President, Finance and Chief Financial Officer

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